Exhibit 99.5

CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2024 and 2023

(Expressed in United States Dollars)

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of New Pacific Metals Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of New Pacific Metals Corp. and subsidiaries (the “Company”) as of June 30, 2024 and 2023, the related consolidated statements of loss, comprehensive loss, changes in equity, and cash flows, for each of the two years in the period ended June 30, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2023, and its financial performance and its cash flows for each of the two years in the period ended June 30, 2024, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte LLP

Chartered Professional Accountants
Vancouver, Canada

September 6, 2024

We have served as the Company’s auditor since 2004.

New Pacific Metals Corp.

Consolidated Statements of Financial Position

(Expressed in US dollars)

	Notes	June 30, 2024	June 30, 2023
ASSETS
Current Assets
Cash and cash equivalents	16	$21,950,211	$6,296,312
Short-term investments	3	258,702	198,375
Receivables		51,340	421,860
Deposits and prepayments		338,824	631,402
		22,599,077	7,547,949

Non-current Assets
Equity investments	4	56,539	283,081
Property, Plant and equipment	6	1,244,530	1,339,839
Mineral property interests	7	113,765,931	109,136,672
TOTAL ASSETS		$137,666,077	$118,307,541

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities	8	$1,163,836	$2,280,553
Due to a related party	9	50,302	56,102
		1,214,138	2,336,655
Total Liabilities		1,214,138	2,336,655

Equity
Share capital	10	182,010,834	155,840,052
Share-based payment reserve		19,931,083	18,636,297
Accumulated other comprehensive income		9,311,400	10,227,980
Deficit		(74,645,012)	(68,623,306)
Total equity attributable to the equity holders of the Company		136,608,305	116,081,023

Non-controlling interests	11	(156,366)	(110,137)
Total Equity		136,451,939	115,970,886

TOTAL LIABILITIES AND EQUITY		$137,666,077	$118,307,541

Approved on behalf of the Board:

(Signed) Maria Tang
Director

(Signed) Andrew Williams
Director

See accompanying notes to the consolidated financial statements

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New Pacific Metals Corp.

Consolidated Statements of Loss

(Expressed in US dollars)

		Years ended June 30,
	Notes	2024	2023
Operating expense
Project evaluation and corporate development		$(200,104)	$(460,901)
Depreciation	6	(213,291)	(213,531)
Filing and listing		(304,582)	(306,514)
Investor relations		(324,474)	(576,065)
Professional fees		(331,307)	(387,420)
Salaries and benefits		(2,036,651)	(1,684,063)
Office and administration		(1,276,009)	(1,465,132)
Share-based compensation	10(b)	(2,255,847)	(3,162,449)
		(6,942,265)	(8,256,075)

Other income (loss)
Income from investments	5	$1,061,095	$178,046
Gain on disposal of property, plant and equipment	6	51,418	-
Provision for credit loss	12(e)	(274,865)	-
Foreign exchange gain (loss)		77,339	(22,103)
		914,987	155,943

Net loss		$(6,027,278)	$(8,100,132)

Attributable to:
Equity holders of the Company		$(6,021,706)	$(8,095,449)
Non-controlling interests	11	(5,572)	(4,683)
Net loss		$(6,027,278)	$(8,100,132)

Loss per share attributable to the equity holders of the Company
Loss per share - basic and diluted	10(d)	$(0.04)	$(0.05)
Weighted average number of common shares - basic and diluted	10(d)	167,765,072	156,991,661

See accompanying notes to the consolidated financial statements

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New Pacific Metals Corp.

Consolidated Statements of Comprehensive Loss

(Expressed in US dollars)

		Years ended June 30,
	Notes	2024	2023
Net loss		$(6,027,278)	$(8,100,132)
Other comprehensive loss, net of taxes:
Items that may subsequently be reclassified to net loss:
Currency translation adjustment, net of tax of $nil		(957,237)	(1,511,224)
Other comprehensive loss, net of taxes		$(957,237)	$(1,511,224)

Attributable to:
Equity holders of the Company		$(916,580)	$(1,476,969)
Non-controlling interests	11	(40,657)	(34,255)
Other comprehensive loss, net of taxes		$(957,237)	$(1,511,224)
Total comprehensive loss, net of taxes		$(6,984,515)	$(9,611,356)

Attributable to:
Equity holders of the Company		$(6,938,286)	$(9,572,418)
Non-controlling interests	11	(46,229)	(38,938)
Total comprehensive loss, net of taxes		$(6,984,515)	$(9,611,356)

See accompanying notes to the consolidated financial statements

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New Pacific Metals Corp.

Consolidated Statements of Cash Flows

(Expressed in US dollars)

		Years ended June 30,
	Notes	2024	2023
Operating activities
Net loss		$(6,027,278)	$(8,100,132)
Add (deduct) items not affecting cash:
Income from investments	5	(1,061,095)	(178,046)
Depreciation	6	213,291	213,531
Provision for credit loss	12(e)	274,865	-
Gain on disposal of property, plant and equipment	6	(51,418)	-
Share-based compensation	10(b)	2,215,351	3,244,613
Unrealized foreign exchange (gain) loss		(77,339)	22,103
Changes in non-cash operating working capital	16	(403,717)	(1,086,144)
Interest received	5	907,891	370,100
Net cash used in operating activities		(4,009,449)	(5,513,975)

Investing activities
Mineral property interest
Capital expenditures		(4,740,723)	(19,923,942)
Proceeds on disposals		-	2,986,188
Property, plant and equipment
Additions	6	(137,194)	(92,835)
Proceeds on disposals	6	58,776	-
Equity investments
Proceeds on disposals	4	312,340	-
Net cash used in investing activities		(4,506,801)	(17,030,589)

Financing activities
Proceeds from issuance of common shares for bought deal, net of transaction and issuance costs	10(c)	24,446,086	-
Proceeds from issuance of common shares for option exercised		135,684	825,116
Net cash provided by financing activities		24,581,770	825,116
Effect of exchange rate changes on cash		(411,621)	(1,306,744)

Increase (decrease) in cash		15,653,899	(23,026,192)
Cash and cash equivalent, beginning of the year		6,296,312	29,322,504
Cash and cash equivalent, end of the year		$21,950,211	$6,296,312
Supplementary cash flow information	16

See accompanying notes to the consolidated financial statements

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New Pacific Metals Corp.

Consolidated Statements of Change in Equity

(Expressed in US dollars)

		Share capital					Total equity
	Notes	Number of common shares issued	Amount	Share-based payment reserve	Accumulated other comprehensive income (loss)	Deficit	attributable to the equity holders of the Company	Non-controlling interests	Total equity
Balance, July 1, 2022		156,631,827	$153,707,576	$15,395,486	$11,704,949	$(60,527,857)	$120,280,154	$(71,199)	$120,208,955
Options exercised		445,000	892,966	(288,292)	-	-	604,674	-	604,674
Restricted share units distributed		324,255	1,019,068	(1,019,068)	-	-	-	-	-
Private placement		90,090	220,442	-	-	-	220,442	-	220,442
Share-based compensation		-	-	4,548,171	-	-	4,548,171	-	4,548,171
Net loss		-	-	-	-	(8,095,449)	(8,095,449)	(4,683)	(8,100,132)
Currency translation adjustment		-	-	-	(1,476,969)	-	(1,476,969)	(34,255)	(1,511,224)
Balance, June 30, 2023		157,491,172	155,840,052	18,636,297	10,227,980	(68,623,306)	116,081,023	(110,137)	115,970,886
Options exercised	10(b)(i)	85,000	197,213	(61,529)	-	-	135,684	-	135,684
Restricted share units distributed	10(b)(ii)	514,947	1,527,483	(1,527,483)	-	-	-	-	-
Common shares issued through bought deal financing	10(c)	13,208,000	24,446,086	-	-	-	24,446,086	-	24,446,086
Share-based compensation	10(b)	-	-	2,883,798	-	-	2,883,798	-	2,883,798
Net loss		-	-	-	-	(6,021,706)	(6,021,706)	(5,572)	(6,027,278)
Currency translation adjustment		-	-	-	(916,580)	-	(916,580)	(40,657)	(957,237)
Balance, June 30, 2024		171,299,119	$182,010,834	$19,931,083	$9,311,400	$(74,645,012)	$136,608,305	$(156,366)	$136,451,939

See accompanying notes to the consolidated financial statements

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New Pacific Metals Corp.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

1. CORPORATE INFORMATION

New Pacific Metals Corp. along with its subsidiaries (collectively, the “Company” or “New Pacific”) is a Canadian mining issuer engaged in exploring and developing mineral properties in Bolivia. The Company is in the stage of exploring and advancing the development of its mineral properties and has not yet determined if they contain economically recoverable mineral reserves. The underlying value and the recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral properties, and future profitable production or proceeds from the disposition of the mineral property interests.

The Company is publicly listed on the Toronto Stock Exchange (“TSX”) under the symbol “NUAG” and on the NYSE American stock exchange (“NYSE-A”) under the symbol “NEWP”. The head office, registered address and records office of the Company are located at 1066 Hastings Street, Suite 1750, Vancouver, British Columbia, Canada, V6E 3X1.

2. MATERIAL ACCOUNTING POLICY INFORMATION

(a) Statement of Compliance and Basis of Preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The policies applied in these consolidated financial statements are based on IFRS in effect as of June 30, 2024.

These consolidated financial statements have been prepared on a going concern basis.

The Company’s value added tax (“VAT”) balance previously reported under “other tax receivable” of $ 3,632 and $5,530, as of July 1, 2022 and June 30, 2023, respectively, on the Consolidated Statements of Financial Position was reclassified to “mineral property interests”. The Company also reclassified the changes in “other tax receivable” under investing activities to “capital expenditures” on the Consolidated Statements of Cash Flows. The change in presentation, effective July 1, 2022, did not have an effect on the Company’s total assets, net assets, results of operations, loss per share or net cash flows.

The consolidated financial statements of the Company as at and for the year ended June 30, 2024 and 2023 were approved and authorized for issuance in accordance with a resolution of the Board of Directors (the “Board”) dated on September 6, 2024.

(b) Changes in Accounting Policies

The accounting policies applied in the preparation of these consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended June 30, 2023 with the exception of the mandatory adoption of certain amendments noted below:

i.	Amendments to IAS 1 - Presentation of Financial Statements and IFRS Practice Statement 2 - Making Materiality Judgments - Disclosure of Accounting Policies

The amendments change the requirements in IAS 1 with regard to disclosure of accounting policies. The amendments replace all instances of the term “significant accounting policies” with “material accounting policy information.” Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence

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New Pacific Metals Corp.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

decisions that the primary users of general purpose financial statements make on the basis of those financial statements.

The supporting paragraphs in IAS 1 are also amended to clarify that accounting policy information that relates to immaterial transactions, other events or conditions is immaterial and need not be disclosed. Accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events or conditions is itself material. The IASB has also developed guidance and examples to explain and demonstrate the application of the ‘four-step materiality process’ described in IFRS Practice Statement 2.

The amendments were applied effective July 1, 2023 and did not have a material impact on the Company’s consolidated financial statements.

ii.	Amendments to IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors—Definition of Accounting Estimates

The amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty.” The definition of a change in accounting estimates was deleted. However, the IASB retained the concept of changes in accounting estimates in the standard with the following clarifications:

▪	A change in accounting estimate that results from new information or new developments is not the correction of an error; and
▪	The effects of a change in an input or a measurement technique used to develop an accounting estimate are changes in accounting estimates if they do not result from the correction of prior period errors.

The amendments were applied effective July 1, 2023 and did not have a material impact on the Company’s consolidated financial statements.

(c) Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly or partially owned subsidiaries.

Subsidiaries are consolidated from the date on which the Company obtains control up to the date of the disposition of control. Control is achieved when the Company has power over the subsidiary, is exposed or has rights to variable returns from its involvement with the subsidiary; and has the ability to use its power to affect its returns. For non-wholly-owned subsidiaries over which the Company has control, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the consolidated statements of financial position. Net income or loss for the period that is attributable to the non-controlling interests is calculated based on the ownership of the non-controlling interest shareholders in the subsidiary.

Balances, transactions, income and expenses between the Company and its subsidiaries are eliminated on consolidation.

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New Pacific Metals Corp.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

Details of the Company’s significant subsidiaries which are consolidated are as follows:

			Proportion of ownership interest held
		Country of	June 30,	June 30,	Mineral
Name of subsidiaries	Principal activity	incorporation	2024	2023	properties
New Pacific Offshore Inc.	Holding company	BVI (i)	100%	100%
SKN Nickel & Platinum Ltd.	Holding company	BVI	100%	100%
Glory Metals Investment Corp. Limited	Holding company	Hong Kong	100%	100%
New Pacific Investment Corp. Limited	Holding company	Hong Kong	100%	100%
New Pacific Andes Corp. Limited	Holding company	Hong Kong	100%	100%
Fortress Mining Inc.	Holding company	BVI	100%	100%
New Pacific Success Inc.	Holding company	BVI	100%	100%
New Pacific Forward Inc.	Holding company	BVI	100%	100%
Minera Alcira S.A.	Mining company	Bolivia	100%	100%	Silver Sand
NPM Minerales S.A.	Mining company	Bolivia	100%	100%
Colquehuasi S.R.L.	Mining company	Bolivia	100%	100%	Silverstrike
Minera Hastings S.R.L.	Mining company	Bolivia	100%	100%	Carangas
Qinghai Found Mining Co., Ltd.	Mining company	China	82%	82%
(i) British Virgin Islands (“BVI”)

(d) Foreign Currency Translation

The functional currency for each subsidiary of the Company is the currency of the primary economic environment in which the entity operates. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is the Canadian dollar (“CAD”). The functional currency of all Bolivian subsidiaries is the US dollar (“USD”). The functional currency of the Chinese subsidiary is the Chinese Renminbi (“RMB”).

Foreign currency monetary assets and liabilities are translated into the functional currency using exchange rates prevailing at the balance sheet date. Foreign currency non-monetary assets are translated using exchange rates prevailing at the transaction date. Foreign exchange gains and losses are included in the determination of net income.

The consolidated financial statements are presented in USD. The financial position and results of the Company’s entities are translated from functional currencies to USD as follows:

- assets and liabilities are translated using exchange rates prevailing at the reporting date;

- income and expenses are translated using average exchange rates prevailing during the period; and

- all resulting exchange gains or losses are included in other comprehensive income or loss.

The Company treats inter-company loan balances, which are not intended to be repaid in the foreseeable future, as part of its net investment. When a foreign entity is sold, the historical exchange differences plus the foreign exchange impact that arises on the transaction are recognized in the consolidated statement of loss as part of the gain or loss on sale.

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New Pacific Metals Corp.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

(e) Property, Plant and Equipment

Property, plant and equipment are initially recorded at cost, including all directly attributable costs to bring the assets to the location and condition necessary for it to be capable of operating in the manner intended by management. Property, plant and equipment are subsequently measured at cost less accumulated depreciation and applicable impairment losses. Depreciation is computed using the straight-line method based on the nature and estimated useful lives as follows:

Land	Not depreciated
Building	20 Years
Machinery	5 Years
Motor Vehicles	5 Years
Office equipment and furniture	5 Years
Computer software	5 Years

Subsequent costs that meet the asset recognition criteria are capitalized while costs incurred that do not extend the economic useful life of an asset are considered repair and maintenance, which are accounted for as an expense recognized during the period. The Company conducts an annual assessment of the residual balances, useful lives, and depreciation methods being used for property, plant and equipment and any changes are applied prospectively.

Assets under construction are capitalized as construction-in-progress. The cost of construction-in-progress comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use. Construction-in-progress assets are not depreciated until they are completed and available for use.

(f) Mineral Property Interest

The cost of acquiring mineral rights and properties either as an individual asset purchase or as part of a business combination is capitalized and represents the property’s fair value at the date of acquisition. Fair value is determined by estimating the value of the property’s reserves, resources and exploration potential.

Exploration and evaluation costs, incurred associated with specific mineral rights and properties prior to demonstrable technical feasibility and commercial viability of extracting a mineral resource, are capitalized.

Mineral property interests include the payment relating VAT until such time that the exploration and evaluation mineral property interests are reclassified into development stage mineral interests. VAT is imposed by the Bolivian government. The Company had VAT receivables through its exploration expenditures incurred in Bolivia. Upon reclassification from exploration and evaluation to development, the VAT receivable will be recognized as a separate asset and will be deductible against future VAT payables that will be generated through sales.

The Company determines that a property is in the development stage when its technical feasibility and commercial viability are demonstrable. Costs incurred in the development stage prior to commercial production are capitalized and included in the carrying amount of the related property in the period incurred. Proceeds from sales before intended use during this period, if any, are recognized in profit or loss.

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New Pacific Metals Corp.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

(g) Impairment of Long-lived Assets

Long-lived assets, including mineral property interests, property, plant and equipment are reviewed and tested for impairment when indicators of impairment are considered to exist. Impairment assessments are conducted at the level of cash-generating units (“CGU”) or at the individual asset level, whichever is the lowest level for which identifiable cash inflows are largely independent of the cash flows of other assets.

An impairment loss is recognized for any excess of carrying amount of a CGU over its recoverable amount, which is the greater of its fair value less costs to sell and value in use. For mineral properties, the recoverable amount is estimated as the discounted future net cash inflows expected to be derived from expected future production, metal prices, and net proceeds from the disposition of assets on retirement, less operating and capital costs. Impairment losses are recognized in the period they are incurred.

For exploration and evaluation assets, indication of impairment includes but is not limited to expiration of the right to explore, substantive expenditures in the specific area are neither budgeted nor planned, and exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources.

Impairment losses are reversed if there is evidence the loss no longer exists or has decreased. This reversal is recognized in net income in the period the reversal occurs limited by the carrying value that would have been determined, net of any depreciation, had no impairment charge been recognized in prior years.

(h) Share-based Payments

The Company grants share-based awards, including restricted share units (“RSUs”) and stock options to directors, officers, employees, and consultants.

For share-based awards, the fair value is charged to the consolidated statements of loss and credited to equity, on a straight-line basis over the vesting period, after adjusting for the estimated number of awards that are expected to vest. The fair value of share units is determined based on the quoted market price of the Company’s common shares at the date of grant. The fair value of the stock options granted to employees, officers, and directors is determined at the date of grant using the Black-Scholes option pricing model with market related input. The fair value of stock options granted to consultants is measured at the fair value of the services delivered unless that fair value cannot be estimated reliably, which then is determined using the Black-Scholes option pricing model. Stock options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values.

At each statement of financial position date prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management’s best estimate of the awards that are ultimately expected to vest is computed. The movement in cumulative expense is recognized in the consolidated statements of loss with a corresponding entry within equity. The amount recognized as expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met.

(i) Income Tax

Current tax for each taxable entity is based on the local taxable income at the local substantively enacted statutory tax rate at the balance sheet date and includes adjustments to taxes payable or recoverable in respect to previous periods.

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New Pacific Metals Corp.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

Current tax assets and current tax liabilities are only offset if a legally enforceable right exists to set off the amounts, and the Company intends to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Deferred tax is recognized using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities, and their carrying amounts for financial reporting purposes. Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses, can be utilized, except:

-	where the deferred tax asset or liability relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
-	in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been substantively enacted by the end of the reporting period.

Deferred tax relating to items recognized outside profit or loss is recognized in other comprehensive income or directly in equity.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

(j) Earnings (loss) per Share

Earnings (loss) per share is computed by dividing net income (loss) attributable to equity holders of the Company by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if additional common shares are assumed to be issued under securities that entitle their holders to obtain common shares in the future. For RSUs, the weighted average outstanding numbers as at the end of the period are included in the calculation of diluted earnings per share. For stock options, the number of additional shares for inclusion in diluted earnings per share calculations is determined when the exercise price is less than the average market price of the Company’s common shares; the stock options are assumed to be exercised and the proceeds are used to repurchase common shares at the average market price for the period. The incremental number of common shares issued under stock options and repurchased from proceeds is included in the calculation of diluted earnings per share. When loss per share is presented in the period, the Company’s calculation of diluted loss per share excludes any incremental shares from the assumed calculation of RSUs and stock options as they would be anti-dilutive.

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New Pacific Metals Corp.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

(k) Financial Instruments

Initial recognition:

On initial recognition, all financial assets and financial liabilities are recorded at fair value less directly attributable transaction costs except for financial assets and liabilities classified as fair value through profit or loss (“FVTPL”), in which case transaction costs are expensed as incurred.

Subsequent measurement of financial assets:

Subsequent measurement of financial assets depends on the classification of such assets.

I.	Non-equity instruments:

IFRS 9 includes a single model that has only two classification categories for financial instruments other than equity instruments: amortized cost and fair value. To qualify for amortized cost accounting, the instrument must meet two criteria:

i.	The objective of the business model is to hold the financial asset for the collection of the cash flows; and
ii.	All contractual cash flows represent only principal and interest on that principal.

All other instruments are mandatorily measured at fair value.

II.	Equity instruments:

At initial recognition, for equity instruments other than held for trading, the Company may make an irrevocable election to designate it as either FVTPL or fair value through other comprehensive income (“FVTOCI”).

Financial assets classified as amortized cost are measured using the effective interest method. Amortized cost is calculated by taking into account any discount or premiums on acquisition and fees that are an integral part of the effective interest method. Amortization from the effective interest method is included in finance income.

Financial assets classified as FVTPL are measured at fair value with changes in fair values recognized in profit or loss.

Impairment of financial assets carried at amortized cost:

The Company recognizes a loss allowance for expected credit losses on its financial assets carried at amortized cost. The amount of expected credit loss is assessed at each reporting period to reflect changes in credit risk since initial recognition of the respective financial instruments.

Subsequent measurement of financial liabilities:

Financial liabilities classified as amortized cost are measured using the effective interest method. Amortized cost is calculated by taking into account any discount or premiums on acquisition and fees that are an integral part of the effective interest method. Amortization using the effective interest method is included in finance costs.

The Company classifies its financial instruments as follows:

-	Financial assets classified as FVTPL: cash and cash equivalents, short-term investments – bonds, and equity investments;
-	Financial assets classified as amortized cost: receivables and short-term investments – guaranteed investment certificates; and
-	Financial liabilities classified as amortized cost: trade and other payables, and due to related parties.

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New Pacific Metals Corp.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

Bonds:

The Company acquired bonds issued by other companies from various industries through the open market. These bonds are held to realize potential gains. The bonds may also be disposed on demand through the open market should the Company require funds for other operational or investment needs. Bonds are classified as FVTPL and are measured at fair value on initial recognition and subsequent measurement.

Equity investments:

Equity investments represent equity interests of other publicly-traded or privately-held companies that the Company has acquired through the open market or through private placements. These equity interests consist of common shares and warrants. Equity investments are classified as FVTPL and are measured at fair value on initial recognition and subsequent measurement. The fair value of warrants was determined using the Black-Scholes pricing model as at the acquisition date as well as at each period end.

Derecognition of financial assets and financial liabilities:

A financial asset is derecognized when:

-	The rights to receive cash flows from the asset have expired; or
-	The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Gains and losses on derecognition of financial assets and liabilities classified as amortized cost are recognized in profit or loss when the instrument is derecognized or impaired, as well as through the amortization process.

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability. In this case, a new liability is recognized, and the difference in the respective carrying amounts is recognized in the consolidated statement of income.

Offsetting of financial instruments:

Financial assets and liabilities are offset and the net amount is reported in the consolidated statement of financial position if and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle liabilities simultaneously.

Fair value of financial instruments:

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without deduction for transaction costs. For financial instruments that are not traded in active markets, the fair value is determined using appropriate valuation techniques, such as using a recent arm’s length market transaction between knowledgeable and willing parties, discounted cash flow analysis, reference to the current fair value of another instrument that is substantially the same, or other valuation models.

(l) Cash and Cash Equivalents

Cash and cash equivalents include cash, and short-term money market instruments that are readily convertible to cash with original terms of three months or less.

Page | 13

New Pacific Metals Corp.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

(m) Significant Judgments and Estimation Uncertainties

Many amounts included in the consolidated financial statements require management to make judgments and/or estimates. These judgments and estimates are continuously evaluated and are based on management’s experience and knowledge of relevant facts and circumstances. Actual results may differ from the amounts included in the consolidated statement of financial position.

Areas of significant judgment include:

-	Capitalization of expenditures with respect to exploration, evaluation and development costs to be included in mineral property interest;
-	Determination of functional currency; and
-	Recognition, measurement and impairment or impairment reversal assessment for mineral rights and properties.

Areas of significant estimates include:

-	The estimated fair values of CGUs for impairment or impairment reversal tests, including estimates of future costs to produce proven and probable reserves, future commodity prices, discount rates, probabilities of expected cash flows from disposal and salvage value of property, plant and equipment;
-	Valuation input and forfeiture rates used in calculation of share-based compensation; and
-	Valuation of securities that do not have a quoted market price.

The Company estimates its mineral resources based on information compiled by qualified persons as defined in accordance with National Instrument 43-101.

3. SHORT-TERM INVESTMENTS

Short-term investments consist of the following:

	June 30, 2024	June 30, 2023
Bonds	$258,702	$198,375

The Company acquired bonds issued by other corporations from various industries through the open market. These bonds were held to receive coupon interest payments and to realized potential gains. The bonds may also be disposed on demand through the open market should the Company require funds for operational or investment needs. The Company accounts for the bonds at fair value at each reporting date.

The continuity of short-term investment is summarized as follows:

Amount
Balance, July 1, 2022	$192,398
Change in fair value	5,977
Balance, June 30, 2023	$198,375
Change in fair value	60,327
Balance, June 30, 2024	$258,702

Page | 14

New Pacific Metals Corp.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

4. EQUITY INVESTMENTS

The equity investments are summarized as follows:

	June 30, 2024	June 30, 2023
Common shares
Public companies	$56,539	$283,081

The continuity of equity investments is summarized as follows:

	Fair value	Accumulated mark-to- market gain included in deficit
Balance, July 1, 2022	$496,741	$3,990,662
Change in fair value	(198,031)	(198,031)
Foreign exchange impact	(15,629)	-
Balance, June 30, 2023	$283,081	$3,792,631
Proceeds on disposal	(312,340)
Change in fair value	92,877	92,877
Foreign exchange impact	(7,079)	-
Balance, June 30, 2024	$56,539	$3,885,508

5. INCOME FROM INVESTMENTS

Income from investments consist of:

	Years ended June 30,
	2024	2023
Fair value change on equity investments	$92,877	$(198,031)
Fair value change on bonds	60,327	5,977
Interest income	907,891	370,100
Net income from investments	$1,061,095	$178,046

Page | 15

New Pacific Metals Corp.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

6. PROPERTY, PLANT AND EQUIPMENT

Cost	Land and building	Machinery	Motor vehicles	Office equipment and furniture	Computer software	Total
Balance, July 1, 2022	$630,000	$408,358	$579,032	$266,364	$193,774	$2,077,528
Additions	-	77,259	-	15,576	-	92,835
Disposals	-	-	-	(12,259)	(99,442)	(111,701)
Foreign currency translation impact	-	-	-	(2,406)	(817)	(3,223)
Balance, June 30, 2023	$630,000	$485,617	$579,032	$267,275	$93,515	$2,055,439
Additions	-	1,023	-	136,171	-	137,194
Disposals	-	-	(110,838)	(30,709)	-	(141,547)
Reclassifed among asset groups	-	(18,296)	18,296	-	-	-
Reclassifed to mineral property interests	-	(10,685)	-	-	-	(10,685)
Foreign currency translation impact	-	-	-	(3,209)	(3,054)	(6,263)
Balance, June 30, 2024	$630,000	$457,659	$486,490	$369,528	$90,461	$2,034,138

Accumulated depreciation and amortization
Balance, July 1, 2022	$-	$(113,640)	$(198,572)	$(156,000)	$(146,468)	$(614,680)
Depreciation	-	(57,272)	(98,338)	(35,170)	(22,751)	(213,531)
Disposals	-	-	-	12,259	99,442	111,701
Foreign currency translation impact	-	-	-	1,627	(717)	910
Balance, June 30, 2023	$-	$(170,912)	$(296,910)	$(177,284)	$(70,494)	$(715,600)
Depreciation	-	(60,682)	(94,549)	(46,349)	(11,711)	(213,291)
Disposals	-	-	110,837	23,352	-	134,189
Foreign currency translation impact	-	-	-	2,676	2,418	5,094
Balance, June 30, 2024	$-	$(231,594)	$(280,622)	$(197,605)	$(79,787)	$(789,608)

Carrying amount
Balance, June 30, 2023	$630,000	$314,705	$282,122	$89,991	$23,021	$1,339,839
Balance, June 30, 2024	$630,000	$226,065	$205,868	$171,923	$10,674	$1,244,530

For the year ended June 30, 2024, certain equipment were disposed for proceeds of $58,776, (year ended June 30, 2023 - $nil) and gain of $51,418 (year ended June 30, 2023 - $nil).

7. MINERAL PROPERTY INTERESTS

(a) Silver Sand Project

On July 20, 2017, the Company acquired the Silver Sand Project. The Project is located in the Colavi District of the Potosí Department, in Southwestern Bolivia, 33 kilometres (“km”) northeast of Potosí City, the department capital. The project covers an area of approximately 5.42 km2 at an elevation of 4,072 metres (“m”) above sea level.

For the year ended June 30, 2024, total expenditures of $3,207,085 (year ended June 30, 2023 - $6,742,906) were capitalized under the project.

(b) Carangas Project

In April 2021, the Company signed an agreement with a private Bolivian company to acquire a 98% interest in the Carangas Project. The project is located approximately 180 km southwest of the city of Oruro and within 50 km from Bolivia’s border with Chile. The private Bolivian company is 100% owned by Bolivian nationals and holds title to the three exploration licenses that cover an area of 40.75 km2.

Under the agreement, the Company is required to cover 100% of the future expenditures on exploration, mining, development, and production activities for the project.

Page | 16

New Pacific Metals Corp.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

For the year ended June 30, 2024, total expenditures of $1,794,259 (year ended June 30, 2023 - $12,135,175) were capitalized under the project.

(c) Silverstrike Project

In December 2019, the Company acquired a 98% interest in the Silverstrike Project from a private Bolivian corporation. The project covers an area of approximately 13 km2 and is located approximately 140 km southwest of the city of La Paz, Bolivia.

For the year ended June 30, 2024, total expenditures of $101,652 (year ended June 30, 2023 - $1,563,502) were capitalized under the project.

The continuity schedule of mineral property acquisition costs and deferred exploration and development costs is summarized as follows:

Cost	Silver Sand	Carangas	Silverstrike	Total
Balance, July 1, 2022	$79,594,886	$6,011,566	$3,324,120	88,930,572
Capitalized exploration expenditures
Reporting and assessment	1,008,174	88,558	-	1,096,732
Drilling and assaying	1,925,695	8,289,678	977,881	11,193,254
Project management and support	2,719,120	1,424,573	256,569	4,400,262
Camp service	467,690	1,005,158	174,651	1,647,499
Permit and license	195,821	9,389	-	205,210
Value added tax receivable	426,406	1,317,819	154,401	1,898,626
Foreign currency impact	(201,972)	(8,831)	(24,680)	(235,483)
Balance, June 30, 2023	$86,135,820	$18,137,910	$4,862,942	$109,136,672
Capitalized exploration expenditures
Reporting and assessment	999,402	408,874	-	1,408,276
Drilling and assaying	47,217	23,894	-	71,111
Project management and support	1,765,297	1,079,177	63,919	2,908,393
Camp service	249,764	241,945	36,754	528,463
Permit and license	33,073	9,308	-	42,381
Value added tax receivable	112,332	31,061	979	144,372
Foreign currency impact	(365,571)	(78,127)	(30,039)	(473,737)
Balance, June 30, 2024	$88,977,334	$19,854,042	$4,934,555	$113,765,931

8. TRADE AND OTHER PAYABLES

Trade and other payable consist of:

	June 30, 2024	June 30, 2023
Trade payable	$575,268	$1,391,525
Accrued liabilities	588,568	889,028
	$1,163,836	$2,280,553

Page | 17

New Pacific Metals Corp.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

9. RELATED PARTY TRANSACTIONS

Related party transactions are made on terms agreed upon by the related parties. The balances with related parties are unsecured, non-interest bearing, and due on demand. Related party transactions not disclosed elsewhere, if any, in the consolidated financial statements are as follows:

Due to a related party	June 30, 2024	June 30, 2023
Silvercorp Metals Inc.	$50,302	$56,102

(a) Silvercorp Metals Inc. (“Silvercorp”) has one director (June 30, 2023 – one director and one officer) in common with the Company. Silvercorp and the Company share office space and Silvercorp provides various general and administrative services to the Company. The Company expects to continue making payments to Silvercorp in the normal course of business. Office and administrative expenses rendered and incurred by Silvercorp on behalf of the Company for the year ended June 30, 2024 were $823,195 (year ended June 30, 2023 - $844,949).

(b) Compensation of key management personnel

The remuneration of directors and other members of key management personnel for the years ended June 30, 2024 and 2023 are as follows:

	Years ended June 30,
	2024	2023
Director’s cash compensation	$77,217	$59,715
Director’s share-based compensation	462,721	624,263
Key management’s cash compensation	1,265,900	867,499
Key management’s share-based compensation	1,833,584	2,137,888
	$3,639,422	$3,689,365

Other than as disclosed above, the Company does not have any ongoing contractual or other commitments resulting from transactions with related parties.

10. SHARE CAPITAL

(a) Share Capital - authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value.

(b) Share-based compensation

The Company has a share-based compensation plan (the “Plan”) under which the Company may issue stock options and restricted share units (“RSUs”). The maximum number of common shares to be reserved for issuance on any share-based compensation under the Plan is a rolling 10% of the issued and outstanding common shares from time to time.

For the year ended June 30, 2024, a total of $2,255,847 (year ended June 30, 2023 - $3,162,449) was recorded as share-based compensation expense.

Page | 18

New Pacific Metals Corp.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

For the year ended June 30, 2024, a recovery of $(40,496) due to forfeitures of stock options and RSUs (year ended June 30, 2023 – expense of $82,164) were included in the project evaluation and corporate development expense.

For the year ended June 30, 2024, a total of $668,447 (year ended June 30, 2023 – $1,303,558) was capitalized under mineral property interests.

(i) Stock options

The continuity schedule of stock options, as at June 30, 2024, is as follows:

	Number of options	Weighted average exercise price (CAD$)
Balance, July 1, 2022	3,662,167	$3.18
Options granted	1,186,000	3.47
Options exercised	(445,000)	1.82
Options forfeited	(446,000)	3.66
Balance, June 30, 2023	3,957,167	$3.37
Options granted	1,335,000	2.10
Options exercised	(85,000)	2.15
Options forfeited	(745,000)	3.68
Options expired	(689,167)	2.15
Balance, June 30, 2024	3,773,000	$3.11

During the year ended June 30, 2024, a total of 1,335,000 (year ended June 30, 2023 – 1,186,000) options with a life of five years were granted to directors, officers, and employees at an exercise price of CAD$2.10 (year ended June 30, 2023 – CAD$3.42 to CAD$3.92) per share subject to a vesting schedule over a three-year term with 1/6 of the options vesting every 6 months after the date of grant until fully vested.

The fair value of the options granted during years ended June 30, 2024 and 2023 were calculated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Years ended June 30,
	2024	2023
Risk free interest rate	3.71%	3.31%
Expected volatility	72.69%	79.79%
Expected life of options in years	2.75	2.75
Estimated forfeiture rate	15.05%	14.40%

The weighted average grant date fair value of options granted during the year ended June 30, 2024, was CAD$1.00 (year ended June 30, 2023 – CAD$1.75). Volatility was determined based on the historical volatility of the Company’s shares over the estimated life of stock options.

Page | 19

New Pacific Metals Corp.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

The following table summarizes information about stock options outstanding as at June 30, 2024:

	Number of options	Weighted	Number of options	Weighted
Exercise	outstanding as at	average remaining	exercisable as at	average
prices (CAD$)	June 30, 2024	contractual life (years)	June 30, 2024	exercise price (CAD$)
$2.10	1,321,000	4.55	-	-
$3.33	549,667	2.60	372,000	$3.33
$3.42	756,333	3.55	254,332	$3.42
$3.67	120,000	3.57	40,000	$3.67
$3.89	10,000	2.65	6,666	$3.89
$3.92	50,000	3.79	16,667	$3.92
$4.00	966,000	2.93	647,333	$4.00
$2.10 - $4.00	3,773,000	3.60	1,336,998	$3.69

(ii) RSUs

The continuity schedule of RSUs, as at June 30, 2024, is as follows:

	Number of shares	Weighted average grant date closing price per share (CAD$)
Balance, July 1, 2022	1,477,216	$4.11
Granted	967,000	3.48
Forfeited	(222,801)	4.01
Distributed	(324,255)	4.20
Balance, June 30, 2023	1,897,160	$3.79
Granted	1,024,000	2.10
Forfeited	(278,999)	3.67
Distributed	(514,947)	4.00
Balance, June 30, 2024	2,127,214	$2.94

During the year ended June 30, 2024, a total of 1,024,000 (year ended June 30, 2023 – 967,000) RSUs were granted to directors, officers, and employees at a grant date closing price of CAD$2.10 (year ended June 30, 2023 – CAD$3.42 to CAD$3.92) per share subject to a vesting schedule over a three-year term with 1/6 of the RSUs vesting every 6 months after the date of grant until fully vested.

Subsequent to June 30, 2024, a total of 174,994 RSUs were vested and distributed.

(c) Bought deal financing

On September 29, 2023, the Company successfully closed a bought deal financing to issue a total of 13,208,000 common shares at a price of $1.96 (CAD $2.65) per common share for gross proceeds of $25,888,462. The underwriter’s fee and other issuance costs for the transaction were $1,442,376.

Page | 20

New Pacific Metals Corp.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

(d) Loss per share

	For the years ended June 30,
	2024			2023
	Loss (Numerator)	Shares (Denominator)	Per-share Amount	Loss (Numerator)	Shares (Denominator)	Per-share Amount
Net loss Attributable to equity holders of the Company	$(6,021,706)	$-	$-	$(8,095,449)	$-	$-

Basic loss per share	(6,021,706)	167,765,072	$(0.04)	(8,095,449)	156,991,661	$(0.05)
Effect of dilutive securities:
Stock options and RSUs	-	-	-	-	-	-
Diluted loss per share	$(6,021,706)	167,765,072	$(0.04)	$(8,095,449)	156,991,661	$(0.05)

Anti-dilutive options that are not included in the diluted loss per share calculation were nil for the year ended June 30, 2024 (year ended June 30, 2023 – nil)

11. NON-CONTROLLING INTEREST

Qinghai Found
Balance, July 1, 2022	$(71,199)
Share of net loss	(4,683)
Share of other comprehensive loss	(34,255)
Balance, June 30, 2023	$(110,137)
Share of net loss	(5,572)
Share of other comprehensive loss	(40,657)
Balance, June 30, 2024	$(156,366)

As at June 30, 2024 and June 30, 2023, the non-controlling interest in the Company’s subsidiary Qinghai Found was 18%.

12. FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk, and equity price risk in accordance with its risk management framework. The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a) Fair Value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of inputs used in making the measurements as defined in IFRS 13 – Fair Value Measurement (“IFRS 13”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

Page | 21

New Pacific Metals Corp.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

The following table sets forth the Company’s financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy as at June 30, 2024 and June 30, 2023 that are not otherwise disclosed. As required by IFRS 13, financial assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value as at June 30, 2024
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Cash and cash equivalent	$21,950,211	$-	$-	$21,950,211
Short-term investment - bonds	258,702	-	-	258,702
Equity investments	56,539	-	-	56,539

	Fair value as at June 30, 2023
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Cash and cash equivalent	$6,296,312	$-	$-	$6,296,312
Short-term investment - bonds	198,375	-	-	198,375
Equity investments	283,081	-	-	283,081

Fair value of other financial instruments excluded from the table above approximates their carrying amount as of June 30, 2024, and June 30, 2023, respectively, due to the short-term nature of these instruments.

There were no transfers into or out of Level 1, 2, or 3 during the year ended June 30, 2024.

(b) Liquidity Risk

The Company has a history of losses and no operating revenues from its operations. Liquidity risk is the risk that the Company will not be able to meet its short term business requirements. As at June 30, 2024, the Company had a working capital position of $21,384,939 and sufficient cash resources to meet the Company’s short-term financial liabilities and its planned exploration and development expenditures on various projects in Bolivia for, but not limited to, the next 12 months.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities:

	June 30, 2024		June 30, 2023
	Due within a year	Total	Total
Accounts payable and accrued liabilities	$1,163,836	$1,163,836	$2,280,553
Due to a related party	50,302	50,302	56,102
	$1,214,138	$1,214,138	$2,336,655

(c) Foreign Exchange Risk

The Company is exposed to foreign exchange risk when it undertakes transactions and holds assets and liabilities denominated in foreign currencies other than its functional currencies. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is CAD. The functional currency of all Bolivian subsidiaries is USD. The functional currency of the Chinese subsidiary is RMB. The Company currently does not engage in foreign exchange currency hedging. The Company’s exposure to foreign exchange risk that could affect net income is summarized as follows:

Page | 22

New Pacific Metals Corp.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

Financial assets denominated in foreign currencies other than relevant functional currency	June 30, 2024	June 30, 2023
United States dollars	$331,138	$320,994
Bolivianos	261,353	869,869
Total	$592,491	$1,190,863

Financial liabilities denominated in foreign currencies other than relevant functional currency
United States dollars	$57,116	$73,970
Bolivianos	520,046	1,543,889
Total	$577,162	$1,617,859

As at June 30, 2024, with other variables unchanged, a 1% strengthening (weakening) of the USD against the CAD would have increased (decreased) net income by approximately $2,700.

As at June 30, 2024, with other variables unchanged, a 1% strengthening (weakening) of the Bolivianos against the USD would have increased (decreased) net income by approximately $2,600.

(d) Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company holds a portion of cash in bank accounts that earn variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of June 30, 2024. The Company, from time to time, also owns cashable guaranteed investment certificates (“GICs”) and bonds that earn interest payments at fixed rates to maturity. Fluctuation in market interest rates usually will have an impact on bond’s fair value. An increase in market interest rates will generally reduce bond’s fair value while a decrease in market interest rates will generally increase it. The Company monitors market interest rate fluctuations closely and adjusts the investment portfolio accordingly.

(e) Credit Risk

Credit risk is the risk of financial loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s exposure to credit risk is primarily associated with cash and cash equivalents, bonds, and receivables. The carrying amount of financial assets included on the statement of financial position represents the maximum credit exposure.

The Company has deposits of cash and cash equivalent that meet minimum requirements for quality and liquidity as stipulated by the Board. Management believes the risk of loss to be remote, as the majority of its cash and cash equivalent is held with major financial institutions. Bonds by nature are exposed to more credit risk than cash and cash equivalent. The Company manages its risk associated with bonds by only investing in large globally recognized corporations from diversified industries. As at June 30, 2024, the Company had a receivables balance of $51,340 (June 30, 2023 - $421,860). As at June 30, 2024, It was determined that the collectability of an balance owned by a third party could not be assured and an expected credit loss provision equal to the full amount $274,865 (June 30, 2023 – $nil) was taken.

(f) Equity Price Risk

The Company holds certain marketable securities and bonds that will fluctuate in value as a result of trading on global financial markets. Based upon the Company’s portfolio at June 30, 2024, a 10% increase (decrease)

Page | 23

New Pacific Metals Corp.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

in the market price of the securities held, ignoring any foreign exchange effects would have resulted in an increase (decrease) to net income of approximately $31,500.

13. CAPITAL MANAGEMENT

The objectives of the capital management policy are to safeguard the Company’s ability to support exploration and operating requirements on an ongoing basis, continue the investment in high quality assets along with safeguarding the value of its mineral properties, and support any expansionary plans.

The capital of the Company consists of the items included in equity less cash, cash equivalents and short term investments. Risk and capital management are primarily the responsibility of the Company’s corporate finance function and is monitored by the Board. The Company manages the capital structure and makes adjustments depending on economic conditions. Significant risks are monitored and actions are taken, when necessary, according to the Company’s approved policies.

14. INCOME TAXES

A summary of the Company’s reconciliation of income taxes at statutory rates for the years ended June 30, 2024 and 2023, is as follows

	Years ended June 30,
	2024	2023
Canadian statutory tax rate	27.00%	27.00%

Loss before income taxes	$(6,027,278)	$(8,100,132)

Income tax recovery computed at Canadian statutory rates	(1,627,363)	(2,187,036)
Foreign tax rates different from statutory rate	288,448	(178,193)
Permanent items and other	679,229	1,169,318
Change in unrecognized deferred tax assets	659,686	1,195,911
	-	-

Deferred tax assets are recognized to the extent that the realization of the related tax benefit through future taxable profits is probable. The ability to realize the tax benefits is dependent upon numerous factors, including the future profitability of operations in the jurisdiction in which the tax benefit arise. Deductible temporary differences and unused tax loses for which no deferred tax assets have been recognized are attributable to the following:

	June 30, 2024	June 30, 2023
Non-capital loss carry forward	$13,414,430	$16,926,886
Capital loss carry forward	18,562,659	19,072,271
Proerpty, plant and equipment	230,519	217,340
Equity investments	333,904	568,995
Share issuance cost	1,139,821	506,890
	33,681,333	37,292,382

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New Pacific Metals Corp.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As of June 2024, the Company has the following net operating losses, expiring various years to 2044 and available to offset future taxable income in Canada, Bolivia and China, respectively:

	Canada	Bolivia	China
2024	-	115,876	-
2026	-	763,735	-
2027	-	1,312,466	-
2028	-	1,787,409	-
2029	-	1,928,247	-
2032	-	-	250,693
2033	-	-	24,900
2034	-	-	30,784
2041	-	-	-
2042	24,047	-	-
2043	4,950,856	-	-
2044	2,225,417	-	-
	$7,200,320	$5,907,733	$306,377

As at June 30, 2024, the Company had capital loss carry forward of $18,562,659 that can be carried indefinitely in Canada (June 30, 2023 - $19,072,271)

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New Pacific Metals Corp.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

15. SEGMENTED INFORMATION

As at and for the year ended June 30, 2024, the Company operates in four (as at and for the year ended June 30, 2023 – four) reportable operating segments, one being the corporate segment; the other three being the exploration and development segments based on mineral properties in Bolivia. These reportable segments are components of the Company where separate financial information is available that is evaluated regularly by the Company’s Chief Executive Officer, the chief operating decision maker (“CODM”).

(a) Segment information for assets and liabilities are as follows:

	June 30, 2024
		Exploration and Development
	Corporate	Silver Sand	Carangas	Silverstrike	Total
Cash and cash equivalents	$21,703,189	$97,281	$73,013	$76,728	$21,950,211
Short-term investments	258,702	-	-	-	258,702
Equity investments	56,539	-	-	-	56,539
Property, plant and equipment	191,423	374,662	30,328	648,117	1,244,530
Mineral property interests	-	88,977,334	19,854,042	4,934,555	113,765,931
Other assets	346,294	30,451	13,009	410	390,164
Total Assets	$22,556,147	$89,479,728	$19,970,392	$5,659,810	$137,666,077

Total Liabilities	$(955,500)	$(171,108)	$(81,574)	$(5,956)	$(1,214,138)

	June 30, 2023
		Exploration and Development
	Corporate	Silver Sand	Carangas	Silverstrike	Total
Cash and cash equivalents	$6,232,985	$58,497	$260	$4,570	$6,296,312
Short-term investments	198,375	-	-	-	198,375
Equity investments	283,081	-	-	-	283,081
Property, plant and equipment	104,450	517,065	58,212	660,112	1,339,839
Mineral property interests	-	86,135,820	18,137,910	4,862,942	109,136,672
Other assets	908,823	110,562	19,854	14,023	1,053,262
Total Assets	$7,727,714	$86,821,944	$18,216,236	$5,541,647	$118,307,541

Total Liabilities	$(1,307,795)	$(228,966)	$(795,379)	$(4,515)	$(2,336,655)

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New Pacific Metals Corp.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

(b) Segment information for operating results are as follows:

	Years ended June 30, 2024
		Exploration and Development
	Corporate	Silver Sand	Carangas	Silverstrike	Total
Project evaluation and corporate development	$(200,104)	$-	$-	$-	$(200,104)
Salaries and benefits	(2,036,651)	-	-	-	(2,036,651)
Share-based compensation	(2,255,847)	-	-	-	(2,255,847)
Other operating expenses	(2,196,622)	(203,611)	(33,581)	(15,849)	(2,449,663)
Total operating expense	(6,689,224)	(203,611)	(33,581)	(15,849)	(6,942,265)

Income from investments	1,061,095	-	-	-	1,061,095
(Loss) gain on disposal of property, plant and equipment	(488)	51,906	-	-	51,418
Provision on credit loss	(274,865)	-	-	-	(274,865)
Foreign exchange gain	65,470	1,550	10,317	2	77,339
Net loss	$(5,838,012)	$(150,155)	$(23,264)	$(15,847)	$(6,027,278)

Attributed to:
Equity holders of the Company	$(5,832,440)	$(150,155)	$(23,264)	$(15,847)	$(6,021,706)
Non-controlling interests	(5,572)	-	-	-	(5,572)
Net loss	$(5,838,012)	$(150,155)	$(23,264)	$(15,847)	$(6,027,278)

	Years ended June 30, 2023
		Exploration and Development
	Corporate	Silver Sand	Carangas	Silverstrike	Total
Project evaluation and corporate development	$(460,901)	-	$-	$-	$(460,901)
Salaries and benefits	(1,684,063)	-	-	-	(1,684,063)
Share-based compensation	(3,162,449)	-	-	-	(3,162,449)
Other operating expenses	(2,560,859)	(294,361)	(71,971)	(21,471)	(2,948,662)
Total operating expense	(7,868,272)	(294,361)	(71,971)	(21,471)	(8,256,075)

Income from investments	178,046	-	-	-	178,046
Foreign exchange gain (loss)	(41,304)	4,296	13,620	1,285	(22,103)
Net loss	$(7,731,530)	$(290,065)	$(58,351)	$(20,186)	$(8,100,132)

Attributed to:
Equity holders of the Company	$(7,726,847)	$(290,065)	$(58,351)	$(20,186)	$(8,095,449)
Non-controlling interests	(4,683)	-	-	-	(4,683)
Net loss	$(7,731,530)	$(290,065)	$(58,351)	$(20,186)	$(8,100,132)

Page | 27

New Pacific Metals Corp.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

16. SUPPLEMENTARY CASH FLOW INFORMATION

Changes in non-cash operating working capital:	Years ended June 30,
	2024	2023
Receivables	$94,806	$(215,425)
Deposits and prepayments	99,836	(306,662)
Accounts payable and accrued liabilities	(594,351)	(256,447)
Due to a related party	(4,008)	(307,610)
	$(403,717)	$(1,086,144)

Non-cash capital transactions:	Years ended June 30,
	2024	2023
Reduction of capital expenditures of mineral property interest in accounts payable and accrued liabilities	$(499,579)	$(929,408)
Addition of capital expenditures of mineral property interest from deposits and prepayments	$182,718	$143,495

Cash and cash equivalents:	June 30, 2024	June 30, 2023
Cash on hand and at bank	$10,689,181	$6,296,312
Cash equivalents	11,261,030	-
	$21,950,211	$6,296,312

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